SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-10177

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applica Incorporated 2000 Employee Stock Purchase Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Applica Incorporated
5980 Miami Lakes Drive
Miami Lakes, Florida 33014

Required Information

1.	The audited Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and December 31, 2001, and the Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2002 and December 31, 2001, together with the notes to such financial statements and the report of Grant Thornton LLP, independent public accountants, are contained in Schedule 1 to this Annual Report.

2.	The consent of Grant Thornton LLP, independent public accountants, is contained in Exhibit 23 to this Annual Report.

Signatures

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Applica Incorporated 2000 Employee
Stock Purchase Plan
(Name of Plan)

By: /s/ Terry Polistina

Terry Polistina, Senior Vice President and Chief
Financial Officer of Applica Incorporated

Date: June 26, 2003

Schedule 1

Financial Statements and
Report of Independent Certified Public Accountants

Report of Independent Certified Public Accountants	1
Financial Statements:
Statement of Net Assets Available For Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4 - 5

REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

Trustees
Applica Incorporated
2000 Employee Stock Purchase Plan

We have audited the accompanying statement of net assets available for Plan benefits of Applica Incorporated 2000 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for Plan benefits for the periods then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for Plan benefits of Applica Incorporated 2000 Employee Stock Purchase Plan as of December 31, 2002 and 2001, and the changes in net assets available for Plan benefits for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Miami, Florida
May 2, 2003

Applica Incorporated
2000 Employee Stock Purchase Plan

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,

	2002	2001

Assets:
Other receivables	$14,000	$14,000
Liabilities:
Accrued expenses	14,000	14,000

	$—	$—

The accompanying notes are an integral part of these financial statements.

2

Applica Incorporated
2000 Employee Stock Purchase Plan

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS

	For Year Ended	For Year Ended
	December 31, 2002	December 31, 2001

Increases:
Employee contributions	$399,838	$453,599
Employer’s expense reimbursements	19,000	19,000

	418,838	472,599
Decreases:
Purchases of the Applica Incorporated Common Stock
subsequently distributed to Plan participants (55,496
shares for the year ended December 31, 2002 and
109,465 shares for the year ended December 31, 2001)	399,838	453,599
Accounting and administrative expenses	19,000	19,000

	418,838	472,599

Net change	—	—
Net assets available for Plan benefits at beginning of period	—	—

Net assets available for Plan benefits at end of period	$—	$—

The accompanying notes are an integral part of these financial statements.

3

Applica Incorporated
2000 Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A – Basis of Presentation

The accompanying financial statements of Applica Incorporated 2000 Employee Stock Purchase Plan (the “Plan”) have been prepared on the accrual basis.

NOTE B – Plan Description and Summary of Significant Plan Provisions

Plan Description

The Board of Directors of Applica Incorporated (the “Company”) adopted the Plan on February 23, 2000 and the Plan was approved by shareholders of the Company at the annual meeting of shareholders on May 9, 2000. The Plan became effective as of August 1, 2000 and will terminate on June 30, 2010, unless terminated sooner by the sale of all shares offered under the Plan or at the discretion of the Board of Directors. There are 500,000 shares of the Company’s common stock reserved under the Plan subject to adjustment as defined in the Plan document. The number of remaining available shares was 334,190 and 390,535 at December 31, 2002 and 2001, respectively.

The purpose of the Plan is to provide eligible employees with an opportunity to participate in the accumulation and potential appreciation in value of the common stock of the Company. Eligible employees are those who have completed at least one year of employment and are employees as of the first trading day of each offering period. The first offering period began on August 1, 2000 and ended on December 31, 2000. Each offering period thereafter will begin on the first trading day in January and end on the last trading day in December.

Under the terms of the Plan, all eligible employees of the Company, through payroll deductions, are allowed to purchase, on each trading day ending on or before each June 30 and December 31 (exercise dates), shares of common stock at a 15% discount from the lower of the fair market value on the offering date (the first trading day of each offering period), the entry date on which the employee elects to become a participant or the exercise dates.

Contributions are limited to 15% of compensation on each payroll date that the employee is a participant. The maximum number of shares that an employee may purchase during any exercise period may not exceed 1,000 shares. Contributions are held by the Company until invested, at which time the shares are distributed to the participants.

NOTE B – Plan Description and Summary of Significant Plan Provisions — Continued

4

Applica Incorporated
2000 Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2002 and 2001

Income Tax Status

The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

All costs to administer the Plan are paid by the Company.

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